CONTACT:
MEDIA: Janet Ko
 (905) 267-4226 janet.ko@mdsinc.com

INVESTORS: Catherine Love
                                                 (905) 267-4230 catherine.love@mdsinc.com

For Immediate Release:

MDS Inc. Announces Appointment of William D. Anderson
as Chair of Board of Directors

TORONTO, Canada, February 1, 2010 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life-sciences markets, today announced the appointment of  William D. Anderson as Chair of the Company’s Board of Directors.

Mr. Anderson, who joined the Board in February 2007, will continue to serve as a member of the Company’s Special Committee and steps down as Chair of the Audit Committee.   Robert W. Luba, a member of the Board since 1996, has been appointed Chair of the MDS Audit Committee.  James S.A. MacDonald, who joined the MDS Board in January 2004 and has served as Chair since November 2008, remains on the Board and will serve as a member of the Audit Committee and as Chair of the Company’s Special Committee.

Mr. Anderson is a Chartered Accountant and a Corporate Director, having retired in 2005 after serving 14 years with BCE Inc. From 2001 to 2004, Mr. Anderson was President of BCE Ventures, and from 1997 to 2000, was Chief Financial Officer of BCE Inc. Mr. Anderson is also a director of TransAlta Corporation and Gildan Activewear Inc.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that customers need for the development of drugs and the diagnosis and treatment of disease. MDS Inc. is a leading global provider of innovative technologies for use in medical imaging and radiotherapeutics, sterilization, and pharmaceutical contract research.   MDS has more than 2,400 highly skilled people in nine countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

SOURCE: MDS